

June 27, 2013

Via E-mail
Steve Conboy
Principal Executive and Financial Officer
Eco Building Products, Inc.
909 West Vista Way
Vista, California 92083

> **Re:** **Eco Building Products, Inc.**
> **Form 10-K/A for the Fiscal Year Ended June 30, 2012**
> **Filed June 12, 2013**
> **Form 10-Q/A for the Quarterly Period Ended September 30, 2012**
> **Filed June 19, 2013**
> **Form 10-Q/A for the Quarterly Period Ended December 31, 2012**
> **Filed February 27, 2013**
> **File No. 0-53875**
> **Registration Statements on Form S-8**
> **Filed February 3, 2012 and June 15, 2012**
> **Response dated June 12, 2013**
> **File Nos. 333-179375 and 333-182135**

Dear Mr. Conboy:

We have reviewed your response and have the following additional comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K/A for the Fiscal Year Ended June 30, 2012 filed June 12, 2013

General

1. We note the pending restatement of your Form 10-Q for the period ended December 31, 2012 which will address prior comment 14 of our letter dated March 27, 2012,

and prior comments 12 and 13 of our letter dated May 16, 2013. We await the filing of your amended quarterly report for the period ended December 31, 2012.

Legal Proceedings, page 10

Manhattan Resources Limited, page 11

2. We note your revised disclosure. As previously requested, please further revise this section to eliminate immaterial details. To the extent applicable, please disclose only the revised language in your response to comment 3 in our letter dated March 27, 2013.

Consolidated Statement of Changes in Stockholders' Equity (Deficit) - Restated, page 22

3. We read your response to comment 5 in our letter dated May 16, 2013 and note you restated your fiscal 2012 financial statements. Please address each item below and revise footnote 15 accordingly to provide more clarity with regard to the errors you disclose. We may have further comment.

- Reconcile for us the decrease in stock compensation charge in the amount of $442,934 reflected in the line item entitled common stock issuance for services on the statements of cash flows to the increase of $10,100 included in the line entitled compensation and related expenses reported on the statements of operations.

- Provide to us your accounting analysis with regard to the cancelation of the common shares issued in error by your transfer agent including the accounting literature supporting your accounting treatment. Refer to FASB ASC 718-20-35-9.

- Tell us why you did not reflect the issuance and cancelation of the shares separately on the statements of consolidated statements of changes in stockholders' equity and your basis for reflecting the fiscal 2013 cancelation of shares in fiscal 2012.

- We note a $756,442 increase to interest expense for the restated fiscal 2012 statement of operations with no explanation provided for the increase in footnote 15. Please disclose the reason for the change.

- Lastly, explain to us the $142,500 adjustment related to the proceeds from the issuance of common stock in footnote 15, and why the adjustment increased your cash flows from financing activities. In this regard, advise us if actual incremental cash proceeds were received for the issuance of stock.

Noncash Investing and Financing Activities, page 24

    4. Please revise your disclosure regarding common stock issued to officers and employees during 2012 to ensure consistency throughout your filing. In this regard, we note that the number of shares issued to officers and employees on page 24 does not appear to reconcile with the number disclosed in the Consolidated Statement of Changes in Stockholders' Equity on page 22. For example, on page 24 you disclose that 5,600,000 shares of common stock were issued to employees, but on page 22 you disclose that 3,200,000 shares were issued.

Notes to the Financial Statements, page 26

14. Subsequent Events, page 50

    5. We note on June 5, 2013 the President and CEO determined that the stock issuance approved by the Board on January 5, 2012 shall be cancelled effective immediately. You further disclose that the share certificates issued were never presented, promised or distributed to the employees.  Please advise us of the following:

        • if the share certificates were presented to the officers.

        • what consideration was given to FASB ASC 718-20-35 regarding the 16,900,000 vested shares issued for compensation.

    6. We note on May 15, 2013 that certain shareholders loaned shares of common stock that were retired into treasury in order to facilitate pressing business matters and that the Company will reissue shares to these shareholders at a future date to be determined.  Please tell us how you will account for the loan of these shares that were retired with a commitment to reissue at a later date and the accounting literature supporting your treatment.

    7. We note your disclosure on page 51 that on February 6, 2013 you issued 2,000,000 shares of non-restricted stock. However, you state in the following sentence that you "removed the restriction on the trading." Please revise your disclosure to ensure consistency throughout the filing.

    8. We note your revised disclosure on page 51 regarding the issuance of shares that you describe as "free trading" or "non-restricted."  See, e.g., the transactions occurring on January 28, 2013 and February 6, 2013.  Please tell us how you determined that these transactions did not entail the issuance of "restricted securities," as defined in Rule 144 under the Securities Act of 1933, as amended.

Controls and Procedures, page 55

9.  We read your response to comment 8 and note your revised disclosure.  Please note two separate conclusions are required in a Form 10-K filing:  (1) disclosure controls and procedures; and (2) internal control over financial reporting.  Refer to Items 307 and 308 of Regulation S-K.   Please amend your filing to provide a separate statement as to whether or not your <u>internal control over financial reporting</u> is effective as required by Item 308(a)(3) of Regulation S-K.

Directors, Executive Officers and Corporate Governance, page 56

10. Please revise your disclosure to eliminate any references that Mr. Vuozzo is a Director. In this regard, we note your disclosure on page 57 that "Mr. Vuozzo continues to act in the capacity of Chief Technical Officer and Director."

Signatures

11. We note your response to comment 10 in our letter dated May 16, 2013. In future filings, pursuant to General Instruction D(2)(a) of Form 10-K, please identify the signature of the person who is serving in the role of the principal accounting officer.

Form 10-Q/A for the Quarterly Period Ended September 30, 2012 filed on June 19, 2013

General

12. Refer to your response letter dated April 22, 2013 where you state in response to comment 11 you will present the Statement of Comprehensive Income as of September 30, 2012 in the restated Form 10-Q as of September 30, 2012.  Please advise why you did not present this statement, or revise.

Registration Statement on Form S-8 Filed June 15, 2012 (Reg. No. 333-182135) and
Registration Statement on Form S-8 Filed February 3, 2012 (Reg. No. 333-179375)

13. We note your response to comment 15 in our letter dated May 16, 2013 and your disclosure on page 12 of the Equity Compensation Plan of your Annual Report on Form 10-K that no shares remain available for issuance under the February 3, 2012 stock plan, and that 8,000,000 shares remain available under the June 15, 2012 stock plan.  This suggests that up to 12,000,000 shares were sold pursuant to these two registration statements. However, we note your response to comment 21 in our letter dated March 27, 2013 that approximately 14,000,000 shares had been sold under these employee stock option plans. Please clarify whether 12,000,000 or 14,000,000 shares were sold.

14. We note your disclosure on page 61 in your Annual Report on Form 10-K that under the 2012 Employee and Consultant Stock Plan adopted on June 14, 2012, 7,000,000

shares remain available. However, we note your disclosure on page 12 that under the 2012 Employee and Consultant Stock Plan adopted on June 15, 2012, 8,000,000 shares remain available. Please clarify if the disclosures relate to the same Employee and Consultant Stock Plan and if so, revise your disclosure to ensure consistency throughout your filing.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339, or Donna Di Silvio, Staff Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters.  Please contact Jennifer Lopez-Molina, Attorney-Advisor, at (202) 551-3792 or Dietrich King, Legal Branch Chief, at (202) 551-3338 if you have questions regarding any other comments.  Please contact me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief